UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 6, 2014 entitled “Arcos Dorados Reports First Quarter 2014 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 6, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS

Achieved double-digit organic revenue growth and high single-digit expansion in comparable sales

Buenos Aires, Argentina, May 6, 2014 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Consolidated revenues reached $915.5 million, a 6.3% decline versus the first quarter of 2013. On an organic basis, consolidated revenues grew 12.9% in the quarter.

•	Systemwide comparable sales increased by 8.8% year-over-year.

•	As reported General and Administrative expenses (G&A) declined by around 90 basis points as a percentage of revenues compared with the same period last year.

•	Adjusted EBITDA was $50.3 million, or 26.7% lower versus the prior year quarter. Organic Adjusted EBITDA, which excludes currency translation and special items, was 4.4% lower year-over-year.

•	Excluding the Venezuelan operation, organic revenue and Adjusted EBITDA grew 11.6% and 18.5%, respectively, compared to the first quarter of 2013.

•	The Company reported a net loss of $20.6 million, compared to a loss of $6.6 million in the year-ago period, mainly due to lower operating income versus the prior year.

“We had a solid start to the year, achieving double-digit organic revenue growth, supported by a high single-digit increase in comparable sales. These results reflect the strength of our compelling value platforms, our beverage and dessert categories as well as the impact of our marketing promotions in the lead up to the FIFA World Cup, which overcame continued economic headwinds and soft consumption in several of our key markets. Excluding the Venezuelan operation, organic Adjusted EBITDA grew in the double-digits and the Adjusted EBITDA margin expanded 50 basis points, demonstrating the continued strength of our business on the ground.”

“I am particularly pleased with the operational efficiencies that we achieved as part of an ongoing review of our cost structure. During the quarter we delivered G&A leverage of approximately 90 basis points, and efficiency improvements will remain a key area of focus throughout the organization. In fact, beginning with the headcount reductions implemented at the end of 2013, we are targeting an annualized reduction in G&A of approximately $20.0 million,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

First Quarter 2014 Results

Consolidated
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,959				2,069
Sales by Company-operated Restaurants	934.1		(179.9)	123.9	878.1	-6.0%	13.3%
Revenues from franchised restaurants	42.8		(7.4)	2.0	37.4	-12.6%	4.7%
Total Revenues	976.9		(187.3)	125.9	915.5	-6.3%	12.9%
Systemwide Comparable Sales						8.8%
Adjusted EBITDA	68.7	4.7	(20.0)	(3.1)	50.3	-26.7%	-4.4%
Adjusted EBITDA Margin	7.0%				5.5%
Net loss attributable to AD	(6.6)	0.4	(5.3)	(9.1)	(20.6)	212.5%	-100.0%
No. of shares outstanding ('000)	209,529				209,867
EPS ($ per share)	(0.03)				(0.10)
(1Q14 = 1Q13 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

Due to the depreciation of local currencies, mainly in Brazil and Argentina, Arcos Dorados’ first quarter as reported revenues decreased by 6.3% whereas organic revenues grew by 12.9%. Revenues were also negatively impacted by a change in the exchange rate used to remeasure the financial statements of the Company’s Venezuelan operation. For more details, please refer to the Quarter Highlights & Recent Developments section on page 9 of this earnings release.

Organic revenue growth was driven by an 8.8% expansion in systemwide comparable sales and the contribution of $50.3 million in constant currency from the net addition of 110 restaurants during the last 12-month period.

Marketing activities in the first quarter included the launch of the Monopoly promotion in Brazil and several promotions related to the FIFA World Cup, such as the Player Escort program, “Champions Glasses” in Brazil and the “Combo de la Copa” in Argentina, among others.

Adjusted EBITDA ($ million)
Breakdown of main variations contributing to 1Q14 Adjusted EBITDA

Reported Adjusted EBITDA for the first quarter was $50.3 million, representing a 26.7% decrease as compared to the same period of 2013 primarily due to the change in the Venezuelan exchange rate. The Company’s operating results in the quarter include a $7.6 million write down of certain inventories due to the impact of the currency exchange rate change on their net recoverable value as well as a $6.0 million loss related to lower margin due to the impact of inventories measured at the historical exchange rate and the current regulatory environment in that country. Adjusted EBITDA was also impacted by generally lower operating results in Venezuela. Adjusting for special items and currency impacts, organic Adjusted EBITDA declined by 4.4%.

Special items impacting Adjusted EBITDA consisted of:

($ thousands)	1Q14	1Q13	Variation
Accrual of PAT provision in Brazil (I)	-	($1,958)	$1,958
Royalty waiver for Venezuela	$4,713	$1,250	$3,463
CADs net (loss) gain (II)	($345)	$343	($688)
Total	$4,368	($365)	$4,733
I.	Employee meals program in Brazil.
II.	Compensation expense. Includes the result from the total equity return swap.

Consolidated – excluding Venezuela
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,820				1,930
Sales by Company-operated Restaurants	852.3		(156.7)	97.6	793.2	-6.9%	11.4%
Revenues from franchised restaurants	33.2		(6.1)	5.1	32.2	-2.8%	15.4%
Total Revenues	885.5		(162.7)	102.7	825.4	-6.8%	11.6%
Systemwide Comparable Sales						6.0%
Adjusted EBITDA	59.3	1.3	(12.4)	11.2	59.4	0.2%	18.5%
Adjusted EBITDA Margin	6.7%				7.2%
Net loss attributable to AD	2.8	(5.1)	(2.8)	14.4	9.3	238.0%	330.3%
No. of shares outstanding ('000)	209,529				209,867
EPS ($ per share)	0.01				0.04

Excluding the Venezuelan operation, the Company’s Adjusted EBITDA grew by 0.2%, or by 18.5% on an organic basis. Adjusted EBITDA margin improved 50 basis points to 7.2%, driven by G&A leverage, which was partially offset by higher occupancy and other operating expenses. The Company has targeted improvements in G&A leverage, achieving a 90 basis point decline during the quarter. The three main drivers of this G&A leverage were (i) a lower G&A base following the headcount reduction implemented toward the end of 2013, (ii) reduced variable compensation across all of its divisions and at the corporate level and (iii) the location of the Company’s corporate headquarters in Argentina with costs primarily denominated in local currency.

Non-operating Results

Non-operating results for the quarter reflected (i) a $2.0 million increase in net interest expense, mainly attributable to additional year-over-year interest and derivative instruments, and (ii) a $2.5 million decrease in foreign currency exchange losses. FX losses for the quarter were mainly driven by the impact of the change in the Venezuelan exchange rate used for reporting purposes.

Income tax expense for the quarter totaled $3.7 million, compared to $5.9 million in the year-ago period. On a full year basis, the Company maintains its guidance of an effective tax rate between 35% and 37%, excluding Venezuela.

The Company reported a basic net loss per share of $0.10 in the first quarter of 2014, compared to a loss of $0.03 in the previous corresponding period.

Analysis by Division:

Brazil Division
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	735				816	11.0%
Systemwide Comparable Sales						3.4%
Revenues	460.9		(77.8)	45.4	428.6	-7.0%	9.9%
Adjusted EBITDA	55.1	2.0	(8.2)	(3.4)	45.5	-17.3%	-5.9%

Brazil revenues declined on an as reported basis due to the 18% year-over-year average depreciation of the Brazilian Real. Excluding currency movements, organic revenues grew by 9.9%. Systemwide comparable sales growth was mainly driven by promotional activities designed to stimulate traffic, which resulted in a shift in mix. The quarter’s result follows a strong 9.1% comparable sales performance in the previous year. Despite a soft consumption environment, traffic remained relatively stable year-over-year. During the quarter, the Company’s marketing activities included the launch of the FIFA World Cup campaign: the “Champions Glasses”. Other marketing initiatives included the Monopoly promotion and the addition of the Triple Cheeseburger sandwich to the GPPP value platform.

The net addition of 81 restaurants during the last 12-month period, with about half being free-standing units, contributed $32.2 million to revenues on a constant currency basis during the quarter. The openings brought the restaurant count to a total of 816.

Adjusted EBITDA decreased by 17.3% in the first quarter of 2014. The reported Adjusted EBITDA margin declined by 133 basis points to 10.6%, due mainly to increased F&P and payroll expenses. F&P was impacted primarily by higher beef costs, which rose earlier in the year than projected. The Company expects the continued execution of its plan to offset some of these pressures over the course of 2014. Payroll pressures were derived mostly from the fixed schedule requirements in the Brazilian market. The Company is improving its management of the fixed schedule to mitigate its impact over time.

Special items impacting Adjusted EBITDA in the quarter included a net gain of $2.0 million against the PAT provision included in the 1Q13 that was fully reversed in 4Q13. Excluding currency movements and the aforementioned special item, first quarter organic Adjusted EBITDA decreased by 5.9%.

NOLAD
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	503				509	1.2%
Systemwide Comparable Sales						-5.1%
Revenues	98.0		(3.6)	(1.7)	92.7	-5.4%	-1.8%
Adjusted EBITDA	4.7	-	(0.2)	1.0	5.6	18.9%	22.2%

NOLAD’s revenues decreased by 5.4% or 1.8% on an organic basis, year-over-year. Systemwide comparable sales declined by 5.1%, mainly due to a weak consumer environment in the division and a shift in the Easter holiday, from the first quarter in 2013 to the second quarter in 2014, resulting in reduced traffic in the quarter. Key quarterly marketing activities included the launch of the Angus CBO & the Chicken Premium CBO, and the addition of Coronado Cone and McFlurry Hershey’s to the Dessert category. Additionally, the net addition of 6 restaurants during the last 12-month period contributed $4.0 million to revenues in constant currency.

Adjusted EBITDA increased by 18.9% year-over-year, or 22.2% on an organic basis. The reported Adjusted EBITDA margin increased by 124 basis points to 6.1% as lower F&P as a percentage of sales more than offset higher Payroll, Occupancy & Other Operating Expenses and G&A.

SLAD
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	366				379	3.6%
Systemwide Comparable Sales						23.5%
Revenues	226.5		(78.8)	58.9	206.6	-8.8%	26.0%
Adjusted EBITDA	20.4	-	(9.4)	11.3	22.3	9.1%	55.3%

SLAD’s revenues declined by 8.8% primarily related to the depreciation of the Argentine Peso. However, organic revenues increased by 26.0% year-over-year. Systemwide comparable sales increased by 23.5% in the quarter, supported by average check growth and relatively stable traffic. The Company implemented a successful marketing calendar, including the launch of the Bone in Chicken in Peru, while in Argentina it added the FIFA World Cup promotion McCombo de la Copa (Angus Criollo and McWrap Criollo) as well as the McFlurry Toblerone to the Dessert category. The net addition of 13 restaurants during the last 12-month period contributed $9.4 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased by 9.1% year-over-year, or 55.3% on an organic basis. The Adjusted EBITDA margin expanded 176 basis points to 10.8% and was supported by lower payroll costs, Occupancy and Other Operating Expenses and G&A as a percentage of revenues.

Caribbean Division
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	355				365	2.8%
Systemwide Comparable Sales						15.0%
Revenues	191.5		(27.0)	23.2	187.6	-2.0%	12.1%
Adjusted EBITDA	12.2	3.5	(6.6)	(13.0)	(4.0)	-132.4%	-118.9%

The Caribbean division’s revenues declined by 2.0%. However, excluding currency movements primarily related to the remeasurement of the Venezuelan operation’s financial results at a new exchange rate, organic revenues increased by 12.1% year-over-year. Systemwide comparable sales increased by 15.0%, driven by growth in average check. Despite ongoing challenging conditions in Venezuela, including price controls, social unrest and changes in the exchange rate regime, brand preference remained strong. The Company maintained its leading market share through the execution of a strong marketing calendar, including the introduction of the QPC Melt & McChicken in Venezuela, which incorporates locally sourced inputs, together with the addition of McFlurry Pralines & Cream to the Dessert category in Puerto Rico. The net addition of 10 restaurants during the last 12-month period contributed $4.7 million to revenues in constant currency.

Adjusted EBITDA in the division declined to negative $4.0 million, resulting in an Adjusted EBITDA margin of negative 2.1% as G&A leverage was more than offset by increases in all other cost items in the division. Results in the division were affected by (i) the change in the Venezuelan exchange rate, including $7.6 million related to the write down of certain inventories due to the impact of the currency exchange rate change on their net recoverable value and $6.0 million related to lower margin due to the impact of inventories measured at the historical exchange rate and the current regulatory environment in that country and (ii) the new legislation on rents in that country. Special items impacting Adjusted EBITDA included the recognition of a $4.7 million royalty waiver for the Venezuelan operation from McDonald’s Corporation in 1Q14, versus $1.3 million in 1Q13.

Caribbean Division – excluding Venezuela
	Financial Highlights (Million US$)
	1Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	1Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	216				226	4.6%
Systemwide Comparable Sales						-5.2%
Revenues	100.0		(2.5)	0.1	97.6	-2.5%	0.1%
Adjusted EBITDA	3.2		0.1	(0.5)	2.8	-12.6%	-16.0%

Revenues in the Caribbean division excluding Venezuela declined primarily due to lower revenue in Colombia, which was driven by a 12% average depreciation of the Colombian Peso. Organic revenues were flat in the quarter. Comparable sales decreased by 5.2%. Although traffic was stable in the quarter, this was offset by a shift in mix, which lowered the average check in the division. Adjusted EBITDA margin declined 34 basis points to 2.9% due to pressure in occupancy expenses, partly offset by leverage in G&A.

New Unit Development

Total Restaurants (eop)*	Mar. ‘14	Dec. ‘13	Sept. ‘13	June ‘13	Mar. ‘13
Brazil	816	812	762	746	735
NOLAD	509	507	503	502	503
SLAD	379	378	372	369	366
Caribbean	365	365	356	354	355
TOTAL	2,069	2,062	1,993	1,971	1,959
LTM Net Openings	110	114	113	113	116
*Considers company-operated and franchised restaurants at period-end

The Company completed 125 restaurant openings for the twelve month period ended March 31, 2014, resulting in a total of 2,069 restaurants. Also in the period, the Company added 329 dessert centers and 15 McCafés, bringing the total to 2,310 and 343, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $126.4 million at March 31, 2014. The Company’s total financial debt (including derivative instruments) was $848.4 million. Net debt was $722.0 million and the Net Debt/Adjusted EBITDA ratio was 2.2x at March 31, 2014.

Net cash used in operating activities was $40.0 million in the first quarter of 2014, while cash provided by financing activities amounted to $39.0 million. During the quarter, capital expenditures totaled $20.7 million.

Quarter Highlights & Recent Developments

Venezuelan exchange rate used for financial reporting
Effective as of February 19, 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system. According to the new law, three foreign exchange trading systems will exist: (i) a similar mechanism to the one administered by CADIVI, but now administered by CENCOEX; (ii) SICAD; and (iii) SICAD II, where Petróleos de Venezuela (PDVSA), the Central Bank of Venezuela and private entities may participate in the acquisition and sale of foreign currency. Trading on the SICAD II system began on March 24, 2014.

The Company reassessed the exchange rate used for remeasurement purposes and concluded that the SICAD exchange rate is the rate applicable for remeasurement of its Venezuelan operation beginning as of March 1, 2014. As of March 31, 2014, the SICAD exchange rate was 10.70 VEF per US dollar and the resulting average rate for the quarter was 7.88 VEF per US dollar.

During the three-month period ended March 31, 2014, the Company recognized a foreign currency exchange loss of $19.7 million as a result of the exchange rate change. The Company’s operating results included a $7.6 million write down related to certain inventories due to the impact of the currency exchange rate change on their net recoverable value and a $6.0 million loss related to lower margin due to the impact of inventories measured at the historical exchange rate and the current regulatory environment in that country. At March 31, 2014, the Company’s local currency denominated net monetary asset position, which would be subject to remeasurement in the event of further changes in the SICAD rate, was $25.8 million (including $22.0 million of cash and cash equivalents). Venezuela’s non-monetary assets were $166.3 million at March 31, 2014, and included approximately $109.6 million of fixed assets that could be subject to impairment if the Company continues to be unable to offset the impacts of continued high inflation or further devaluations.  Please refer to the Company’s Form 6-K filed with the SEC today for more information on the Venezuelan operation.

Purchase of Class A shares by the Chairman and CEO
During the week of March 17, 2014, Woods Staton, the Company’s Chairman and CEO, bought an additional 250,000 Class A shares, bringing his total holding to 4,032,424 shares. In addition to the Class A shares, Woods Staton holds 80,000,000 Class B shares.

Appointment of new Caribbean division head
Luis Raganato was appointed President of the Caribbean Division. Mr. Raganato, who will be based in Bogotá, Colombia, most recently served as Regional Director of the Caribbean Division. He replaces Juan Carlos Paba, who departed the Company to pursue other opportunities after a distinguished career spanning almost 20 years.

Dividend
On April 1, 2014, the Company paid the first installment of its 2014 Dividends.  The total amount paid was $12.5 million or $0.0596 per share on outstanding Class A and Class B shares.

Annual General Shareholders Meeting
The Company held its Annual Shareholders’ Meeting on April 21, 2014. All matters proposed were approved.

Investor Relations Contact
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2675
www.arcosdorados.com

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,069 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of March 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2014. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

First Quarter 2014 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2014	2013
REVENUES
Sales by Company-operated restaurants	878,058	934,063
Revenues from franchised restaurants	37,436	42,847
Total Revenues	915,494	976,910
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(315,722)	(331,247)
Payroll and employee benefits	(189,569)	(200,408)
Occupancy and other operating expenses	(252,119)	(262,462)
Royalty fees	(41,386)	(46,442)
Franchised restaurants - occupancy expenses	(15,717)	(15,708)
General and administrative expenses	(67,176)	(80,333)
Other operating expenses, net	(13,031)	(3,093)
Total operating costs and expenses	(894,720)	(939,693)
Operating income	20,774	37,217
Net interest expense	(16,957)	(14,965)
Gain from derivative instruments	10	231
Foreign currency exchange results	(20,447)	(22,912)
Other non-operating expenses, net	(318)	(316)
Loss before income taxes	(16,938)	(745)
Income tax expense	(3,699)	(5,852)
Net loss	(20,637)	(6,597)
Plus(Less): Net loss (income) attributable to non-controlling interests	7	(5)
Net loss attributable to Arcos Dorados Holdings Inc.	(20,630)	(6,602)
Earnings per share information ($ per share):
Basic net loss per common share	$(0.10)	$(0.03)
Weighted-average number of common shares outstanding-Basic	209,867,426	209,529,412
Adjusted EBITDA Reconciliation
Operating income	20,774	37,217
Depreciation and amortization	28,016	29,121
Operating charges excluded from EBITDA computation	1,533	2,355
Adjusted EBITDA	50,323	68,693
Adjusted EBITDA Margin as % of total revenues	5.5%	7.0%

First Quarter 2014 Results by Division
(In thousands of U.S. dollars)

	1Q
	Three-Months ended			Constant
	March 31,		% Incr.	Curr. Incr.
	2014	2013	/ (Decr.)	/ (Decr.) %
Revenues
Brazil	428,565	460,922	-7.0%	9.9%
Caribbean	187,638	191,460	-2.0%	12.1%
NOLAD	92,679	98,014	-5.4%	-1.8%
SLAD	206,612	226,514	-8.8%	26.0%
TOTAL	915,494	976,910	-6.3%	12.9%

Operating Income
Brazil	31,192	38,747	-19.5%	-5.2%
Caribbean	(11,694)	5,610	-308.4%	-182.1%
NOLAD	(1,624)	(2,478)	-34.5%	-28.5%
SLAD	17,403	14,715	18.3%	71.8%
Corporate and Other	(14,503)	(19,377)	-25.2%	1.6%
TOTAL	20,774	37,217	-44.2%	-3.4%

Adjusted EBITDA
Brazil	45,546	55,104	-17.3%	-2.5%
Caribbean	(3,962)	12,222	-132.4%	-70.2%
NOLAD	5,614	4,721	18.9%	22.2%
SLAD	22,252	20,405	9.1%	55.3%
Corporate and Other	(19,127)	(23,759)	-19.5%	-1.3%
TOTAL	50,323	68,693	-26.7%	3.9%

Average Exchange Rate per Quarter

	Brazil	Mexico	Argentina	Venezuela

1Q14	2.36	13.23	7.62	7.88
1Q13	2.00	12.62	5.02	5.87
Local $ per 1 US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

	March 31, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	126,440	175,648
Accounts and notes receivable, net	91,125	110,696
Other current assets (1)	340,425	380,107
Total current assets	557,990	666,451

Non-current assets
Property and equipment, net	1,232,815	1,244,311
Net intangible assets and goodwill	66,412	70,375
Deferred income taxes	104,083	97,687
Other non-current assets (2)	100,404	101,435
Total non-current assets	1,503,714	1,513,808
Total assets	2,061,704	2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	216,816	311,060
Taxes payable (3)	125,337	137,492
Accrued payroll and other liabilities	182,714	141,970
Other current liabilities (4)	21,349	52,562
Provision for contingencies	504	1,748
Financial debt (5)	72,452	14,324
Deferred income taxes	174	-
Total current liabilities	619,346	659,156
Non-current liabilities
Accrued payroll and other liabilities	33,515	35,446
Provision for contingencies	10,741	13,074
Long-term debt, excluding current portion	779,639	771,171
Deferred income taxes	6,051	6,113
Total non-current liabilities	829,946	825,804
Total liabilities	1,449,292	1,484,960
Equity
Class A shares of common stock	358,820	358,820
Class B shares of common stock	132,915	132,915
Additional paid-in capital	18,578	17,250
Retained earnings	333,494	404,287
Accumulated other comprehensive losses	(231,890)	(218,735)
Total Arcos Dorados Holdings Inc shareholders’ equity	611,917	694,537
Non-controlling interest in subsidiaries	495	762
Total equity	612,412	695,299
Total liabilities and equity	2,061,704	2,180,259
(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets",  "McDonald´s Corporation´ indemnification for contingencies" and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", “Current portion of long-term debt" and "Derivative instruments".

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	March 31,	December 31,
	2014	2013
Cash & cash equivalents	126,440	175,648
Total Financial Debt (i)	848,403	785,005
Net Financial Debt (ii)	721,963	609,357
Total Financial Debt / LTM Adjusted EBITDA ratio	2.6	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	2.2	1.8

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $3.7 million and $0.5 million as a reduction of financial debt as of March 31, 2014 and December 31, 2013, respectively).

(ii)	Total financial debt less cash and cash equivalents.